Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

January 23, 2014	Robert W. Sweet, Jr. 617 832 1160 direct rws@foleyhoag.com

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

Re:	Applied Genetic Technologies Corporation
CIK No. 0001273636
Registration Statement on Form S-1
File No. 333-193309

Dear Mr. Riedler:

On January 10, 2014, Applied Genetic Technologies Corporation (“AGTC”) filed with the Securities and Exchange Commission (the “Commission”) its registration statement on Form S-1 (File No. 333-193309) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended.

The Registration Statement reflects changes to AGTC’s previously submitted draft registration statement on Form DRS relating to the same offering, as amended, made in response to the comments of the Staff set forth in the Commission’s letter dated January 6, 2014. The heading and numbered paragraph below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus which forms a part of the Registration Statement. Other changes have also been made, as indicated in the marked

Mr. Jeffrey P. Riedler

January 23, 2014

materials submitted to the Commission contemporaneously with the filing of the Registration Statement.

On behalf of AGTC, we respond to the specific comments of the Staff as follows:

Our Business, page 84

License Agreements, page 112

1. We note your response to our prior comment 17. Please revise your description of the material terms for each of your license agreements to disclose the aggregate maximum potential payments that you may be required to pay upon achievement of development, regulatory and/or commercial milestones. Please also clarify that the requested aggregate amounts are disclosed on a per product basis. In relation to your request for confidential treatment with respect to the license agreements, please note that we are generally willing to grant confidential treatment for individual milestone payments provided that the aggregate amount of such payments is disclosed in the prospectus.

Response: The description of the license agreements beginning on page 112 has been revised to disclose the aggregate maximum potential payments that AGTC may be required to pay upon achievement of development, regulatory and/or commercial milestones, presented on a per product basis.

If you have any questions regarding this filing or these supplemental responses, please do not hesitate to contact me at (617) 832-1160.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

RWS:

cc:	Susan B. Washer